Brian F. Faulkner
                                A PROFESSIONAL LAW CORPORATION
        27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                     E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


July 5, 2005


Michael E. Kearney, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, D.C. 20549

Re:  Andain, Inc.
     Registration Statement on Form 10-SB
     File No. 0-51216
     Filed March 24, 2005

Dear Mr. Kearney:

I am counsel to Andain, Inc. ("Company"). This letter is in response to your letter of April 6, 2005 with regard to the Form 10-SB registration statement of the Company, filed on March 24, 2005.
As a follow-up to the telephone message I left with Ms. Goldie Walker on June 14, 2005, I again apologize for the delay in responding since I did not receive this letter until that date as it was apparently delayed in being forwarded from the corporate agent for the Company, Corporate Service Center, Inc. Each comment point in your letter will be addressed below and in an amended Form 10-SB to be filed on
EDGAR:

1. The two directors/officers of the Company have represented to me in writing that they have no prior blank check experience. There are no acquisitions, business combinations, or mergers pending or that have occurred involving the Company. Disclosure in the document has been amended to reflect these in Part I, Item 1, and Part I, Item 5.

2. The noted disclosure under Risk Factors Connected with Plan of Operation/Shares Eligible for Future Sale has been amended to delete any reference to sales under Rule 144.

3. The Tandy Letter, incorporating the requested language, will be forwarded directly to your office by the Company.

4. Because of the delay in receiving the comment letter, the financial statements of the Company have been updated with the addition of unaudited financial statements for the quarter ended
March 31, 2005.

I have enclosed two marked copies of the filed Form 10-SB/A showing the changes made per this letter.

Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Gai Mar-Chaim, Andain, Inc.